Tianyin Pharmaceutical Co., Inc. NYSE Amex: TPI 23rd Floor Unionsun Yangkuo Plaza, No 2 Block 3 South Renmin Road, Chengdu 610041, China

May 12, 2011

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn:   Frank Wyman

Re:	Tianyin Pharmaceutical Co., Inc.
Form 10-K for the Fiscal Year Ended June 30, 2009
Form 10-Q for Quarterly Period Ended December 31, 2009
File No. 001-34189

Dear Mr. Wyman:

In response to your letter dated February 17, 2011 regarding the above-referenced Form 10-K for Tianyin Pharmaceutical Co., Inc. (“TPI” or the “Company”), we initially provided responses in our letter dated April 4, 2011. This letter is provided in response to the verbal comments provided by the staff on April 13, 2011.   Please note that for the convenience of the reader the words “we”, “us”, “our” and similar terms used in the responses refer to the Company.

1.	Please explain the key assumptions and methodologies employed by Pluris Valuation Advisors LLC to evaluate the fair value of down-round protection of Series A and B Warrants.

Response:

In order to determine the fair value of TPI’s warrants, Pluris Valuation Advisors LLC (“Pluris”) utilized a market-oriented valuation platform via its proprietary LiquiStat™ database, which was developed using transaction data from secondary trading markets based on empirical data.

Pluris believes that the best way to gauge the value of the warrants today is to apply a discount based upon two models utilizing relevant precedent trades: The Pluris Warrant ‘Total Discount’ Model and the Pluris Warrant ‘Discounted Equity Total Discount’ Model.

•	Pluris Warrant ‘Total Discount’ Model

The Pluris Warrant ‘Total Discount’ Model calculates the applicable discount for warrants based upon the actual discounts in the LiquiStat™ database, based on the secondary trading warrant market for similar securities.  By calculating the Black-Scholes prices at the time of the sale and comparing it to the price at which the warrant actually sold, a discount can be determined.  Since each discount arises from criteria specific to both the warrant and the underlying security, several factors must be considered in determining the fair value of the warrant.

The model considers these factors by utilizing statistics calculated in a regression of empirical sale discounts relative to (1) the change in value of the warrant with respect to changes in the price of the underlying stock, of the warrant, (2) the volatility, of the underlying stock price, (3) the warrant block size relative to the trading volume of the underlying shares, (4) the registration status of the underlying security, (5) the remaining time until expiration, (6) the market capitalization of the company, and (7) the total assets of the company. By discounting the Black-Scholes price of the security at the valuation date (e.g. specific to TPI, the valuation dates for these warrants on 6/30/2009, 9/30/2009, 12/31/2009, 3/31/2010, 6/30/2010, 9/30/2010, and 12/31/2010) by the discount calculated by the model, the fair value of the warrant is determined.

Tianyin Pharmaceutical Co., Inc. NYSE Amex: TPI 23rd Floor Unionsun Yangkuo Plaza, No 2 Block 3 South Renmin Road, Chengdu 610041, China

•	Pluris Warrant ‘Discounted Equity Total Discount’ Model

The Pluris Warrant ‘Discounted Equity Total Discount’ Model also calculates a discount (or premium) applicable to the total Black-Scholes warrant value. However, prior to calculating the Black-Scholes value, this method factors in the illiquidity of the securities underlying the warrant. This model factors in the reduced value of the underlying stock by calculating the value of the stock net of the appropriate discount due to its restrictions and using this value in the Black-Scholes formula as the current price of the underlying stock. This yields a lower Black-Scholes model price. The discount for the equity is estimated using a model that considers the total assets of the underlying company, the amount of days until the security may be sold in the public market, the volatility of the securities’ historical price, and the quantity of the security relative to the average daily volume of the security.

The model utilizes statistics calculated in a regression of discounts (or premiums) from transactions on the secondary market relative to (1) the delta the warrants, (2) the volatility of the underlying security’s historical price, and (3) the remaining time the warrant has until expiration. The adjusted Black-Scholes price calculated is then reduced by the calculated discount, or increased by the calculated premium, to give the fair value of the warrant.

2.	Reclassification of warrants exercised from July 1, 2009 through equity on the date of exercise.
And explain the financial impact of the instruments on the Company’s balance sheet from July 1, 2009 until the respective modifications dates.

Response:

We have re-analyzed both Series A and B warrants taking the exercises into consideration. The timing of the exercise is as follows with the warrants valuation impact weighted for the quarter:

		Date of Exercise	Days	Fair Value ($)	Total Value ($)	Type	Amount	Price
1Q10 Begins	2009-7-1	2009-8-26	56	1.27	120,788	Series A	156,250	$ 2.50
No. Warrants A	4,616,589	2009-9-3	64	1.27	48,316	Series A	54,688	$ 2.50
No. Ending Warrants	4,087,838	2009-9-4	65	1.21	133,577	Series B	156,250	$ 3.00
Fair Value A	$ 5,702,963	2009-9-9	70	1.27	45,296	Series A	46,875	$ 2.50
No. Warrants B	4,757,814	2009-9-9	70	1.27	22,648	Series A	23,438	$ 2.50
No. Ending Warrants	4,414,064	2009-9-14	75	1.27	62,120	Series A	60,000	$ 2.50
Fair Value B	$ 5,676,809	2009-9-21	82	1.27	212,242	Series A	187,500	$ 2.50
		2009-9-21	82	1.21	202,215	Series B	187,500	$ 3.00
Warrant A	2009-10-1	2009-10-23	22	1.47	12,128	Series A	33,750	$ 2.50
Ending Warrants	4,057,550	2009-12-14	74	1.47	18,160	Series A	15,025	$ 2.50
Fair Value A	$ 5,994,887
Warrant A	2010-1-1
Ending Warrants	3,760,675	2010-1-19	18	1.17	29,250	Series A	125,000	$ 2.50
Fair Value A	$ 4,481,646	2010-1-19	18	1.17	3,656	Series A	15,625	$ 2.50
Warrant B		2010-1-25	24	1.17	48,750	Series A	156,250	$ 2.50
Ending Warrants	4,257,814	2010-1-25	24	1.13	47,083	Series B	156,250	$ 3.00
Fair Value B	$ 4,858,413

Tianyin Pharmaceutical Co., Inc. NYSE Amex: TPI 23rd Floor Unionsun Yangkuo Plaza, No 2 Block 3 South Renmin Road, Chengdu 610041, China

Based on the exercise data and weighted valuation, we recalculated the non-cash impact for the fiscal year 2010 and the first two quarters of fiscal year 2011 as follows:

	Warrant A					Warrant B
	Market price	number of shares	fair value	fair value (exercise weighted)	period gain/loss	number of shares	fair value	fair value (exercise weighted)	period gain/loss	net income before tax
2009-6-30	$ 2.87	4,616,589	0.74	3,416,276		4,757,814	0.72	3,425,626
2009-9-30	$ 3.79	4,087,838	1.27	5,702,963	(2,677,963)	4,414,064	1.21	5,676,809	(2,498,683)	2,696,658
2009-12-31	$ 4.20	4,054,088	1.47	5,994,887	(846,195)	4,414,064	1.39	6,135,549	(794,532)	3,141,417
2010-3-31	$ 3.67	3,757,213	1.17	4,395,939	1,127,164	4,257,814	1.13	4,858,413	1,059,948	3,594,285
2010-6-30	$ 2.76	3,757,213	0.58	2,179,184	2,216,756	4,257,814	0.6	2,554,688	2,256,641	5,248,710
2010-9-30	$ 3.03	3,757,213	0.63	2,367,044	(187,861)	4,257,814	0.62	2,639,845	(85,156)	4,575,130
2010-12-31	$ 2.72	3,757,213	0.42	1,578,029	789,015	4,257,814	0.44	1,873,438	766,407	5,333,450

										Total A&B Impact
				2010 Impact	(180,238)			2010 impact	23,375	(156,863)	-1.07%
				2011 Q1 Q2	601,154			2011 Q1 Q2	681,250	1,282,404	12.94%

						Pretax Income for the fiscal year ended 6/30/2010				14,681,070
						Pretax income for the two quarters ended 12/31/2010				9,908,580

The analysis indicated that the impact was reduced when the warrants exercise events were taken into consideration. The impact for fiscal year 2010 results in a  loss of -$0.16 million, or -1.07% to pretax net income and results in a  gain of $1.28 million, or 12.9% to net income for the first two quarters of fiscal year 2011.

The impact on the balance sheet is as follows,

Impact on Balance Sheet
	fair value	total current liability	total current asset	liability including warrants	working capital
2009-9-30	11,379,772	4,551,617	26,482,365	15,931,389	10,550,976
2009-12-31	12,130,436	4,782,035	32,650,337	16,912,471	15,737,866
2010-3-31	9,254,352	8,024,532	36,040,910	17,278,884	18,762,026
2010-6-30	4,733,872	7,479,250	39,537,993	12,213,122	27,324,871
2010-9-30	5,006,889	6,364,751	42,140,143	11,371,640	30,768,503
2010-12-31	3,451,468	10,735,626	46,460,626	14,187,094	32,273,532

3.
There was a typo in a chart providing a summary of the impacts of Series A and B Warrants on TPI’s net income that were calculated for the fiscal quarters and year-ended 2010 and for the first two quarters of fiscal year 2011 in the response letter dated April 4, 2011. Please correct the typo.

Response:

We believe the chart above with the weighted warrants valuation should be included in the future disclosures to replace the chart with the typo in the previous response letter dated April 4, 2011.

4.
We notice that there is also similar down-round protection feature of TPI’s preferred stock. Please provide valuation of the net financial impact of anti-dilution clause of your preferred stock for the respective financial reporting periods to determine the materiality.

Tianyin Pharmaceutical Co., Inc. NYSE Amex: TPI 23rd Floor Unionsun Yangkuo Plaza, No 2 Block 3 South Renmin Road, Chengdu 610041, China

Response:

By March 18, 2011, all preferred shares have been converted to TPI common stocks at 1:1 ratio under the mandatory conversion of the preferred share agreement. As of March 18, 2011, there were -0- preferred shares outstanding.

For the period of July 1, 2009 to December 31, 2010, there were 2.7 million to 1.3 million preferred shares outstanding with continuous conversions of preferred to common shares of TPI at 1:1 ratio.

Based on further study of the accounting literature, we believe that the down round protection provision in the terms of TPI preferred shares, which describes the conversion price adjustments (“down round protection”) according to subsequent issuance of the Company’s common stock, does not affect the determination of the preferred shares to be classified as equity.

Analysis: The preferred shares are considered indexed to TPI’s own stocks based on the following evaluation:

Step 1: The exercise contingency (that is, any time when preferred shares outstanding till the mandatory conversion dated March 14, 2011), is not an observable market index, therefore proceeds to Step 2;

Step 2: Upon exercise, the settlement amount (conversion) will be a fixed amount of shares at 1:1 exchange rate and at a fixed price: $1.60 per share. In terms of the down round protection provision, according to the accounting literature: “Some equity-linked financial instruments contain provisions that provide an entity with the ability to unilaterally modify the terms of the instrument at any time, provided that such modification benefits the counterparty. For example, the terms of a convertible debt instrument may explicitly permit the issuer to reduce the conversion price at any time to induce conversion of the instrument. Such provisions do not affect the determination of whether an instrument (or embedded feature) is considered indexed to an entity's own stock.

Very truly yours,

Tianyin Pharmaceutical Co., Inc

/s/ Jiayuan Tong
By: Jiayuan Tong
Chief Financial Officer

cc: Guoqing Jiang
      CEO
      Tianyin Pharmaceutical Co., Inc.

     Attorney:   Louis Taubman
Hunter Taubman Weiss LLP
17 State Street, Suite 2000, New York, NY 10004
Fax: 212-202-6380
                Tel: 212-732-7184